Exhibit 99.1

BAYTEX SUPPORTS REGULATORY INITIATIVES ON PEACE RIVER OIL PRODUCTION ANNOUNCED TODAY BY THE ALBERTA ENERGY REGULATOR

CALGARY, ALBERTA (April 15, 2014) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) supports the regulatory initiatives announced today by the Alberta Energy Regulator (“AER”) governing heavy oil development in the Peace River region.

Baytex welcomed the AER’s Public Proceeding held in January into Odours and Emissions from Heavy Oil Operations in the Peace River Area. The AER Panel provided a highly-credible, science-based venue for addressing and finding solutions to a variety of concerns that have been expressed by some community members about Peace River oil production. Baytex was an active participant throughout the two-week Public Proceeding.

Since commencing operations in the Peace River region approximately 10 years ago, Baytex has continually worked to lower its environmental impact and to reduce emissions from all its operations. Baytex operations are compliant with existing regulations and the company plans to comply with the new regulations within the specified timelines. Baytex has been proactively implementing a number of the AER Panel’s recommendations.

“Baytex’s gas conservation activities and plans are consistent with the AER initiatives announced today,” said James Bowzer, President and Chief Executive Officer. “In Three Creeks, along with our partner – Genalta Power, an expansion to existing gas conservation facilities is underway and by the end of 2014 it is estimated that Baytex will deliver sufficient excess natural gas to Genalta’s power facility, which will generate the daily energy requirement equivalent to more than 14,000 homes. In the Reno field, which we acquired in 2011, excess natural gas is conserved through the connection of our recently constructed pipelines to the TransCanada pipeline system and work is underway to fulfill our commitment of capturing tank top vapours from all existing and future well sites.”

“Baytex is, and has always been, committed to operating in a safe, environmentally responsible manner in all our operations. We are committed to minimizing the impact of our activities on the residents in the vicinity of our operations,” Bowzer said.

In the past month, Baytex launched its Good Neighbour program, which is a code of conduct that Baytex employees and contractors follow. It reflects core and long-standing Baytex values of respect, safety and integrity, community responsiveness, community investment, environmental stewardship and economic contribution. As a prime objective, the Good Neighbour program strives to provide social and economic benefits to the community while mitigating operating impacts related to traffic, noise, dust, garbage and wildlife.

Through the AER’s regulatory initiatives announced today, Baytex believes all the conditions and regulations are in place to develop the resources in the Peace River area in a manner that will provide long-term benefits and well-being to the community and the people of Alberta.

Exhibit 99.1

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Specifically, this press release contains forward-looking statements relating to: our plans to comply with the new regulations within the specified timelines; our plans to deliver additional volumes of natural gas in the Three Creeks field to Genalta for power generation; and our plans to capture tank top vapours in the Reno field. The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions regarding, among other things, the receipt, in a timely manner, of regulatory and other required approvals for our operating activities and the timing of completion of the expansion of Genalta’s power generating facilities. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; changes in government regulations that affect the oil and gas industry; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; expansion of our operations; and changes in environmental, health and safety regulations. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 88% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora Oil & Gas Limited trade on the Toronto Stock Exchange under the symbol BTE.R.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Investor Inquiries
Brian Ector, Vice President, Capital Markets
Phone Number: 1-800-524-5521
Email: investor@baytexenergy.com

Media Inquiries
Andrew Loosley, Director, Stakeholder & Community Relations
Phone Number: 1-800-524-5521
Email: media@baytexenergy.com